Execution Version SALE AND PURCHASE AGREEMENT BETWEEN SUNPOWER TECHNOLOGY LTD AND LUMETECH PTE. LTD. AND SUNPOWER PHILIPPINES MANUFACTURING LTD DATED THE DAY OF 2025 26 JANUARY Exhibit 99.1

TABLE OF CONTENTS CLAUSE PAGE 1. DEFINITIONS AND INTERPRETATION ........................................................................................ 1 2. SALE OF THE SALE SHARES....................................................................................................... 4 3. CONSIDERATION .......................................................................................................................... 4 4. CONDITIONS.................................................................................................................................. 5 5. COMPLETION ................................................................................................................................ 6 6. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS .................................................... 7 7. POST-COMPLETION UNDERTAKINGS ....................................................................................... 9 8. CONFIDENTIALITY ...................................................................................................................... 10 9. MISCELLANEOUS ....................................................................................................................... 12 SCHEDULE 1 PARTICULARS OF THE GROUP COMPANIES ...................................................... 16 SCHEDULE 2 CONDITIONS PRECEDENT .................................................................................... 18 SCHEDULE 3 COMPLETION OBLIGATIONS ................................................................................. 20 SCHEDULE 4 VENDOR WARRANTIES .......................................................................................... 22 SCHEDULE 5 PURCHASER WARRANTIES ................................................................................... 23 SCHEDULE 6 LIMITATION OF THE VENDOR'S LIABILITIES ....................................................... 24 SCHEDULE 7 SEQUENCE OF PAYMENTS ................................................................................... 25

1 SALE AND PURCHASE AGREEMENT THIS AGREEMENT is made on the day of 2025 BETWEEN: (1) SUNPOWER TECHNOLOGY LTD (Company Registration No. 125925), an exempted company incorporated in the Cayman Islands and having its registered office at One Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-9005, Cayman Islands (the "Vendor"); (2) LUMETECH PTE. LTD. (Company Registration No. 202338705C), a company incorporated in Singapore and having its registered office at 6 Raffles Quay, #14-02, Singapore 048580 (the "Purchaser"); and (3) SUNPOWER PHILIPPINES MANUCTURING LTD (Company Registration Number CR- 125924), an exempted company incorporated in in the Cayman Islands and having its registered office at One Nexus Way, Camana Bay, George Town, Grand Cayman KY1-9005, Cayman Islands (the "Company"), (the Vendor and the Purchaser are hereinafter collectively referred to as the "Parties" and each, a "Party" and the Vendor, Purchaser and the Company are hereinafter collectively referred to as the "Contracting Parties" and each a "Contracting Party"). WHEREAS: (A) The Company is a private exempted company limited by shares incorporated in the Cayman Islands. The Company is an indirect wholly owned subsidiary of Maxeon Solar Technologies, Ltd. ("MSTL"), a company incorporated in Singapore whose shares are listed and quoted on the NASDAQ Global Select Market. (B) As at the date of this Agreement, the Company legally and beneficially owns approximately 39.99% of the issued share capital of SMPL Land Inc. ("SPML Land"), a company incorporated in the Philippines. (C) The Purchaser has agreed to purchase, and the Vendor has agreed to sell, the Sale Shares (as hereinafter defined) upon the terms and subject to the conditions set out in this Agreement. NOW THEREFORE in consideration of the mutual covenants herein and for good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the Contracting Parties agree as follows: 1. DEFINITIONS AND INTERPRETATION 1.1 Definitions In this Agreement, unless the context otherwise requires: "Affiliates" in relation to any person, means any other person that directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, that first-mentioned person. "Applicable Tax Liability" has the meaning ascribed to it in Clause 7.3. "Approvals" has the meaning ascribed to it in paragraph (d) of Schedule 2. "Authorised Persons" has the meaning ascribed to it in Clause 8.1(a). "Balance Payment" has the meaning ascribed to it in Schedule 7. 26th January

2 "Bilateral Development Services Agreement" means the bilateral development services agreement in the agreed form to be entered between the Purchaser (or its Affiliate) and the Vendor (or its Affiliate) pursuant to which the Purchaser and/or its Affiliates, (which post- Completion shall include the Company) shall collaborate with the Vendor, MSTL and/or their respective Affiliates on the development of Max 7 Technology and Max 8 Technology. "Business Day" means a day (other than a Saturday, Sunday or public holiday in Singapore, the Philippines and the People’s Republic of China) on which commercial banks are generally open for business in Singapore, the Philippines and the People’s Republic of China. "Company" means SunPower Philippines Manufacturing Ltd (Company Registration Number CR-125924), further details of which are set out in Part 1 of Schedule 1. "Completion" means the completion of the sale and purchase of the Sale Shares by performance by the Parties of the obligations assumed by them, respectively, under Clause 5. "Completion Date" means the date falling ten (10) Business Days after the last in time of the conditions in of Schedule 2 is satisfied or waived in accordance with this Agreement (or such other date as may be agreed in writing between the Vendor and the Purchaser). "Consideration" has the meaning ascribed to it in Clause 3.1(a). "Colliers Report" means the valuation report to be provided by Colliers International Philippines, Inc. on the valuation of the Company’s fixed assets (property, plant and equipment) in Laguna and Batangas. "Deposit Instalments" means the aggregate deposit of US$30 million which was transferred by the Purchaser or its Affiliate to the Vendor or its Affiliate, in instalment(s) between the execution of the Term Sheet and the date of this Agreement. "Disclosure Update" has the meaning ascribed to it in Clause 6.1(c). "Encumbrances" means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind. "Group Companies" or the "Group" means the Company and the Subsidiaries, and "Group Company" shall mean any one of them. "Inventory" means not more than 57.55MW for solar cells based on Max 3 technology as at 31 December 2024. "Inventory Sale" has the meaning ascribed to it in Clause 7.2(a). "Known Proceedings" means: (a) the litigation proceedings in the Philippines involving SunPower Philippines Manufacturing Ltd as claimant and SC Megaworld Construction and Development Corporation as respondent in an appeal before the Supreme Court. (b) the litigation proceedings in the Philippines involving SunPower Philippines Manufacturing Ltd as applicant and Manila Electric Company (Meralco) (acting through its non-regulated electricity supplier, Mpower) as respondent before the Philippine’s Energy Regulatory Commission. "Long-Stop Date" has the meaning ascribed to it in Clause 4.4. "MSTL" has the meaning ascribed to it Recital (A).

3 "ODI Approval" means the outbound direct investment approval from the PRC National Development and Reform Commission or its local agency and/or from the PRC Ministry of Commerce or its local agency and/or from the PRC State Administration of Foreign Exchange or its local agency, required to be obtained by the Purchaser for its purchase of the Sale Shares. "Philippines Security Documents" has the meaning ascribed to it in paragraph (c) of Schedule 2. "Procurement Agency Agreement" means the procurement agency agreement in the agreed form to be entered into between MSTL (or its Affiliate) and TZE (or its Affiliate) pursuant to which TZE (or its Affiliate) will purchase certain target assets from MSTL (or its Affiliates) under the terms thereof. "Purchaser Closing Deliverables" has the meaning ascribed to it in paragraph 2.1 of Schedule 3. "Purchaser's Group Companies" and "Purchaser's Group" means the Purchaser and its subsidiaries and "Purchaser's Group Company" means any one of them. "Purchaser Warranties" means the representations and warranties on the part of the Purchaser specified in Schedule 5. "Max 7 Technology" means interdigitated or all back contact solar cell technology that utilizes a “Hybrid 3” solar cell architecture. The “Hybrid 3” solar cell architecture utilizes a first emitter formed by a polysilicon tunnel oxide contact on a wafer and a second emitter formed by a diffusion region in the surface of the wafer. Examples of this technology are described in U.S. Patent Nos. 9,312,406 and 10,629,758. "Max 8 Technology" means next-generation interdigitated or all back contact solar cell technology that utilizes a “Poly-in-the-Dot” solar cell architecture and “Direct Aluminum Metallization” solar cells. The “Poly-in-the-Dot” solar cell architecture utilizes a combination of p and n polysilicon tunnel oxide contacts, where the p and n contacts are separated by a trench, and the trench surrounds one of the p and n contacts. An example of this technology is described in U.S. Patent No. 12,074,234. “Direct Aluminum Metallization” solar cells utilize aluminum applied as an electrical contact directly to the silicon substrate or contacts without the use of a solder or seed layer. Examples of this technology are described in U.S. Patent Nos. 11,362,220 and 10,923,616. "Net Intercompany Balances" means any net intercompany balances which remain owing to the Group by the Vendor as at the Completion Date (including in respect of interest, fees, costs and other amounts owing in respect of the Net Intercompany Balances up to and including the Completion Date). "Transitional Services Agreement" means the transitional services agreement in the agreed form to be entered between the Purchaser (or its Affiliate) and the Vendor (or its Affiliate) pursuant to which the Purchaser and/or its Affiliates, (which post-Completion shall include the Company) shall agree to provide certain global shared services to the Vendor, MSTL and/or its Affiliates and vice versa. "Sale Shares" means the 2,000 issued and fully-paid ordinary shares in the capital of the Company owned by the Vendor, representing as at the date hereof 100% of the total number of issued Shares in the Company. "Shares" means the ordinary shares in the capital of the Company. "SPML Land" has the meaning ascribed to it Recital (B). "Subsidiaries" means the subsidiaries of the Company, certain details of which are set out in Part 2 of Schedule 1.

4 "Surviving Provisions" means Clauses 3.3 (Refund of Deposit Instalment), 3.4 (Timing of Refund of Deposit Instalment), 8 (Confidentiality) and 9 (Miscellaneous). "Term Sheet" means the term sheet dated 25 November 2024 entered into between MSTL and TZE in relation to this Agreement. "TZE" means TCL Zhonghuan Renewable Energy Technology Co. Ltd. (Company Registration Number 911200001034137808), a company incorporated in People’s Republic of China and having its registered office at No. 12, New Technology Industrial Park, Haitai East Road, Huayuan Industrial Zone (Outer Ring), Tianjin 300384, China, which is the holding company of the Purchaser. "Vendor Closing Deliverables" has the meaning ascribed to it in paragraph 1.1 of Schedule 3. "Vendor Warranties" means the representations and warranties on the part of the Vendor specified in Schedule 4. 1.2 Currencies "Philippine peso" or "PHP" means the lawful currency for the time being of the Philippines. "United States dollars" or "US$" or "$" means the lawful currency for the time being of the United States of America. 1.3 Miscellaneous In this Agreement, unless the context otherwise requires: (a) words importing the singular include the plural and vice versa, words importing any gender include every gender and references to time shall mean Singapore time; (b) references to a "person" include any company, limited liability partnership, partnership, business trust or unincorporated association (whether or not having separate legal personality) and references to a "company" include any company, corporation or other body corporate, wherever and however incorporated or established; (c) clause headings are for convenience of reference only and shall not affect the interpretation of this Agreement; and (d) the words "written" and "in writing" include any means of visible reproduction. 2. SALE OF THE SALE SHARES The Vendor shall, in accordance with the terms and conditions of this Agreement, on Completion sell to the Purchaser the Sale Shares (and not part thereof) and the Purchaser shall purchase the Sale Shares free from all Encumbrances (except for the Encumbrances registered with the Chattel Mortgage Registry of the relevant Registry of Deeds in the Philippines pursuant to the Philippine Security Documents) and with the benefit of all rights, benefits and entitlements attaching thereto as at the Completion Date and thereafter. 3. CONSIDERATION 3.1 Purchase Consideration (a) The aggregate consideration for the sale of the Sale Shares to the Purchaser shall be US$58,600,000 (the "Consideration"). (b) The Consideration shall be payable in accordance with Schedule 7.

5 3.2 Method for Payment All payments to be made hereunder shall be made by way of cashier's order or banker's draft in favour of the relevant person(s) or by bank transfer including by way of wire transfer credited for same day value to such bank account(s) in New York, or as the relevant person(s) shall otherwise notify the other Party(ies) in writing, or in such other manner as may be agreed in writing between the Vendor and the Purchaser. All payments to be made hereunder by the Purchaser shall be made in full without any withholding, deduction, set-off, counterclaim, restriction or condition of any kind whatsoever. 3.3 Refund of Deposit Instalment The Deposit Instalments made by the Purchaser are non-refundable other than (a) in the event where Completion does not occur by reason of non-fulfilment of the condition referred to in paragraph (b) of Schedule 2; (b) the Vendor enters into insolvency proceedings and is for such reason prevented from proceeding with Completion, in either of cases (a) or (b), the Deposit Instalments made by the Purchaser shall be refunded to the Purchaser along with interest on each instalment at the effective federal funds rate of the United States on the Long Stop Date, or the date of commencement of insolvency proceedings of the Vendor (as the case may be); or (c) in accordance with Schedule 7. 3.4 Timing of Refund of Deposit Instalment Any refund to be made in accordance with Clause 3.3(a) or (b) shall be made by the Vendor to the Purchaser within sixty (60) days of the event triggering the refund. 3.5 Intercompany Balances The Contracting Parties agree that any Net Intercompany Balances shall be irrevocably waived on the Completion Date in accordance with this Clause 3.5. To give effect to the foregoing, at Completion, and without any further action or agreement from any Contracting Party, the Company irrevocably and unconditionally waives, releases and discharges and shall procure that all the Subsidiaries irrevocably and unconditionally waive, release and discharge the Vendor from: (a) all the Vendor's covenants, liabilities and obligations under and in relation to the Net Intercompany Balances, whether present or future, actual or contingent; and (b) all actions, claims and demands under or in connection with the Net Intercompany Balances, and following Completion, the Vendor shall have no liability to the Company, and the Company no longer has any rights of recourse against the Vendor, in relation to any covenant, liability or obligation of the Vendor in respect of the Net Intercompany Balances. The Company shall, and post-Completion the Purchaser shall procure that the Group shall, comply with and give effect to the provisions of this Clause 3.5. 3.6 Target Assets The Parties agree that the Purchaser shall purchase certain target assets to be identified in the Procurement Agency Agreement, and after such target assets are delivered to MSTL or its relevant Affiliate, the target assets will be sold or be procured to be sold by MSTL to the Purchaser or its Affiliate. To give effect to the foregoing, the Vendor (or its Affiliate) and the Purchaser (or its Affiliate) shall enter into the Procurement Agency Agreement. 4. CONDITIONS

6 4.1 Conditions Precedent Completion of the sale and purchase of the Sale Shares is conditional upon the conditions set out in Schedule 2 being satisfied or waived in accordance with Clause 4.2. 4.2 Waiver of Conditions Precedent (a) Subject to applicable laws and regulations, the Purchaser may in its sole and absolute discretion waive (in whole or in part) the conditions referred to in paragraph (a) of Schedule 2. (b) Subject to applicable laws and regulations, the Vendor may in its sole and absolute discretion waive (in whole or in part) any or all of the conditions referred to in paragraph (b) of Schedule 2. (c) Subject to applicable laws and regulations, the Purchaser and Vendor may, upon written agreement, jointly waive (in whole or in part) any or all of the conditions referred to in Schedule 2. 4.3 Satisfaction of Conditions Precedent (a) The Purchaser shall procure the expeditious fulfilment of the conditions referred to in paragraphs (a), (d) to (h), and (p) of Schedule 2 insofar as it applies to the Purchaser. The Purchaser shall keep the Vendor fully informed of any development relating to the conditions applicable to it and shall forthwith notify the Vendor upon the fulfilment of all such conditions and furnish to the Vendor documentary evidence to the reasonable satisfaction of the Vendor in respect thereof. (b) The Vendor shall procure the expeditious fulfilment of the conditions referred to in paragraphs (b) to (o) of Schedule 2 insofar as it applies to the Vendor. The Vendor shall keep the Purchaser fully informed of any development relating to the conditions applicable to it and shall forthwith notify the Purchaser upon the fulfilment of all such conditions and furnish to the Purchaser documentary evidence to the reasonable satisfaction to the Purchaser in respect thereof. 4.4 Effect of Non-Fulfillment of Conditions Precedent In the event that any of the conditions referred to in Schedule 2, is not fulfilled or waived in accordance with Clause 4.2 (as the case may be) on or before 11:59 pm C.S.T. on Feb 28, 2025 or such other date as the Vendor and the Purchaser may mutually agree in writing ("Long- Stop Date") this Agreement (other than the Surviving Provisions), shall lapse and cease to have further effect and all obligations and liabilities of the Parties hereunder shall cease and determine and no Party shall have any claim against the other Party, save in respect of any breach of Clause 4.3 or any other antecedent breach of this Agreement. 5. COMPLETION 5.1 Date and Place Subject to the satisfaction or waiver (as the case may be) of the conditions in Schedule 2, Completion shall take place electronically on the Completion Date or at such other venue, time and/or date as the Vendor and the Purchaser may mutually agree in writing. 5.2 Obligations on Completion (a) On Completion, the Vendor and the Purchaser shall procure that their respective obligations specified in Schedule 3 are fulfilled.

7 (b) The Vendor and Purchaser agree that each party shall no later than five (5) Business Days prior to the Completion Date (or such other date as may be agreed in writing between the Vendor and the Purchaser), deliver via email signed but unreleased and undated copies of the Vendor Closing Deliverables and the Purchaser Closing Deliverables respectively to the other Party or their representatives solely for the purpose of inspection. For the avoidance of doubt, each Party may mark their respective Vendor Closing Deliverables or Purchaser Closing Deliverables signature pages with the words "For Inspection Only". 5.3 Right to Terminate If any of the documents required to be delivered to any Party on Completion is not forthcoming for any reason or if in any other respect the provisions of Clause 5.2(a) and Schedule 3 are not fully complied with by the Vendor or the Purchaser, the Party that is not in default shall be entitled (in addition to and without prejudice to all other rights and remedies available to it, including the right to claim damages): (a) to elect to terminate this Agreement (other than the Surviving Provisions) as against the other Party, without liability on the part of the terminating Party and Clause 9.5(b) shall apply; (b) to effect Completion so far as practicable having regard to the defaults which have occurred; (c) to specific performance of this Agreement; or (d) to fix a new date for Completion (not being more than 14 days after the Completion Date) in which case the foregoing provisions of this Clause 5.3 shall apply to Completion as so deferred. The Purchaser shall not be entitled in any circumstances to rescind or terminate this Agreement after Completion. The Deposit Instalments and any amount of Balance Payment made by the Purchaser is non-refundable other than in the circumstances set out in Clause 3.3 above. 6. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS 6.1 Warranties by the Vendor (a) The Vendor represents and warrants to the Purchaser that, save as otherwise expressly provided to the Purchaser in this Agreement, each of the Vendor Warranties is as of the date of this Agreement, true, accurate and not misleading and will be true, accurate and not misleading as at Completion with reference to the facts and circumstances existing on the Completion Date. (b) Save for Clause 6.1 and Schedule 4, the Vendor makes no other representation or warranty, express or implied, to the Purchaser in relation to the Company, the Group, the Sale Shares or any matter arising out of or in connection with this Agreement and the Purchaser hereby acknowledges that it has not relied on or been induced by any other representations or warranties made by the Vendor or its agents or representatives for the sale and purchase of the Sale Shares. (c) Between the date of this Agreement and the Completion Date, the Vendor shall be permitted to give the Purchaser notice in writing of any event, condition or circumstance which shall have occurred since the date of this Agreement that would cause any of the Vendor Warranties to become untrue or inaccurate or misleading in any respect, that would constitute a violation or breach of any of the Vendor Warranties (the "Disclosure Updates"). No such Disclosure Updates shall be deemed accepted by the Purchaser unless the Purchaser agrees to such Disclosure Updates in writing, and if

8 so accepted by the Purchaser, any Vendor Warranties repeated on the Completion Date will be subject to such Disclosure Updates. 6.2 Warranties by the Purchaser The Purchaser represents and warrants to the Vendor that each of the Purchaser Warranties is as of the date of this Agreement, true, accurate and not misleading and will be true, accurate and not misleading as at Completion with reference to the facts and circumstances existing on the Completion Date. 6.3 Undertakings by the Purchaser The Purchaser hereby undertakes to the Vendor that it shall ensure that upon and following Completion, no claim (whether in contract, tort or otherwise) shall be made against the Vendor by the Purchaser or any of the Group Companies, whether in connection with the sale and purchase of the Sale Shares or otherwise, other than as expressly provided for in this Agreement. In the event of any such claim, the Purchaser hereby unconditionally and irrevocably agrees to indemnify and keep the Vendor fully and effectively indemnified against any and all losses, liabilities, costs (including but not limited to all legal costs or attorney's fees on a full indemnity basis), charges, expenses, actions, proceedings, claims and demands which the Vendor may suffer or incur in connection with or arising from such a claim. The Purchaser undertakes to use its best efforts to provide appropriate job positions within the new joint venture company to be established in the future for the Vendor’s employees (excluding service centre and R&D employees), and to facilitate the re-signing of employment contracts between such employees and the new joint venture company, with all related rights and obligations assumed by the new joint venture company. The employment of R&D employees will be arranged and determined separately by the Purchaser based on actual needs. If, due to the Purchaser’s actions, the aforementioned employees are not provided with job positions, the Purchaser shall bear the related redundancy costs after the Completion Date. 6.4 Undertakings by the Vendor (a) Notwithstanding other clauses herein, the Vendor hereby undertakes to the Purchaser that it shall ensure that all Encumbrances on the assets of the Company and Subsidiaries shall be removed, released or discharged within reasonable time after the date hereof, and in particular, all necessary filings, applications, registrations or other actions contemplated by or for furthering the release documents in paragraphs (k) to (o) of Schedule 2 (“Specific Release Documents”) shall be completed within 3 months following the execution of the Specific Release Documents. For the avoidance of doubt, Clause 9.9 shall apply to this Clause 6.4. (b) The Vendor undertakes to:

9 (i) procure that the Company in its capacity as a 39.99% shareholder, the nominee shareholders of SPML Land nominated by the Company and the director of SPML Land nominated by the Company to take any actions (including but not limited to voting), to the extent permitted by applicable laws and in accordance with their fiduciary duties, to support or approve, (x) pre- approval of disposal of any part(s) or all the land and building properties of the SPML Land to any third party, provided that such disposal is in the best interests of the SPML Land, (“Pre-Approval”), (y) certain amendment(s) of articles of incorporation and any other governance documents of SPML Land proposed by the Purchaser (“Governance Amendment”), and (z) entering into a shareholder agreement(s) proposed by the Purchaser (“Shareholder Agreement”), with respect to the Company’s or such nominee shareholders’ shares or such sole director’s membership of the board of SPML Land; and (ii) use its best efforts, from the date of this Agreement, to engage with a) the shareholders of SPML Land other than the Company and the nominee(s) shareholders appointed by the Company, to the extent permitted by applicable laws, to (x) vote in favor of the Pre-Approval, (y) vote in favor of the Governance Amendment, and (z) enter into the Shareholder Agreement, before 28th February 2025; and b) the Bank of Philippine Islands as the representative of the 59.99% shareholder of SPML Land, to agree to certain amendment(s) of the trust agreement entered into by the Company as the trustor and the Bank of Philippine Islands as the trustee on 30th September 2010 as proposed by the Purchaser before 28th February 2025. It being understood that the Vendor and the Company do not control the actions of the Bank of Philippine Islands or the 59.99% shareholder of SPML Land. 6.5 Limitation of the Vendor’s Liability The provisions of Schedule 6 shall apply for breaches by the Vendor under this Agreement. 7. POST-COMPLETION UNDERTAKINGS 7.1 Post-Completion Purchaser Undertakings The Purchaser hereby undertakes to the Vendor that following Completion: (a) for a period of 12 months from the Completion Date, the Purchaser will (i) not sell the Sale Shares to any person for an aggregate consideration or valuation greater than the Consideration; or (ii) if applicable, procure that the Group does not sell any of the assets of the Company or its subsidiaries for a consideration or valuation greater than the market valuation of such assets as set out in the Colliers Report; and (b) to the extent not finally determined as at the Completion Date, the Vendor and/or its Affiliates shall have the exclusive right to conduct in good faith all the correspondences, discussions, negotiations, proceedings, litigation and/or legal actions relating to each Known Proceeding, including to commence, pursue, settle, compromise, defend or avoid such dispute and/or appeal (or defend counterclaims), in this connection, (i) without limiting the foregoing in any way, the Purchaser shall not and shall procure that the Group shall not take any action relating to the Known Proceedings without the prior consultation with and the prior written consent of the Vendor and/or its Affiliates;

10 (ii) the Purchaser shall and shall procure that the Group shall (A) provide full cooperation in good faith as requested by the Vendor and/or its Affiliates in connection with the Known Proceedings, and (B) instruct its representatives to promptly provide to the Vendor and/or its Affiliates all documents, materials, communications, records, notices and/or other information relating to the Known Proceedings; and (iii) if any Group Company receives any payment in relation to the Known Proceedings, such Group Company shall hold such amount as trustee for and on behalf of the Vendor and/or its Affiliates and the Purchaser shall procure that the Group Company pay that amount to the Vendor and/or its Affiliates after the final judicial determination of the relevant Known Proceeding. 7.2 Post-Completion Vendor Undertakings The Vendor hereby undertakes to the Purchaser that following Completion: (a) the Vendor will use best efforts to exercise its reasonable judgement to arrange for the sale of all the Inventory, and the Purchaser shall and shall procure that the Group provide full cooperation in good faith as requested by the Vendor in connection with such sale(s) (the "Inventory Sale"); (b) in the event that the average price of the Inventory Sale is less than US Dollars 2 cents per watt, the Vendor will reimburse the Purchaser the difference between the average price of the Inventory Sale and US Dollars 2 cents per watt multiplied by the Inventory within 60 Business Days; and (c) in respect of Known Proceedings which have not been resolved, settled or otherwise achieved a final determination by a court of law on or prior to the date of this Agreement, the Vendor shall, in the event that any Group Company is required to make any payment pursuant to a final determination by a court of law in relation to a Known Proceeding, reimburse the Purchaser such amount within 60 Business Days from the date of payment by such Group Company of the foregoing amount. 7.3 Limited Tax Covenant The Parties hereby undertake to each other that following Completion, in the event that any Applicable Tax Liability arises, the Parties shall engage in good faith negotiations regarding which Party should bear, and/or to what extent each Party should share in, the liability. For the avoidance of doubt, in the event that no agreement is reached pursuant to the aforementioned good faith negotiations, the Parties will bear the Applicable Tax Liability in accordance with applicable law. For the purposes of this Clause 7.3, "Applicable Tax Liability" means any tax liability of the Company that: (a) arises in the Philippines as a direct result of the wavier of the Net Intercompany Balances in Clause 3.5; (b) arises within six (6) years of the Completion Date; and is imposed by the relevant tax authority in the Philippines and is supported by the assessment of an independent tax advisor to be appointed jointly by the Parties. 8. CONFIDENTIALITY 8.1 Confidential Information to be Kept Confidential Subject to Clause 8.2:

11 (a) each Contracting Party agrees that it shall and shall procure that its advisers and other authorised persons ("Authorised Persons") shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to: (i) the existence of and the provisions of this Agreement and of any agreement entered into pursuant to this Agreement; and (ii) the negotiations relating to this Agreement (and any such other agreements); (b) each Contracting Party acknowledges that the information referred to in sub-paragraph (a) above constitutes non-public material information of MSTL, and each Contracting Party agrees that it shall, and shall procure that its Authorised Persons shall comply with the rules and regulations of the NASDAQ Global Select Market in relation to insider trading; (c) the Vendor shall treat as strictly confidential and not disclose or use any information which relates to: (i) following Completion, the Group; and (ii) the business, financial or other affairs (including future plans and targets) of the Purchaser's Group; (d) the Purchaser shall treat as strictly confidential and not disclose or use any information which relates to: (i) to the extent that such information is not obtained by the Group pursuant to or in connection with the Transitional Services Agreement, the business, financial or other affairs (including future plans and targets) of the Vendor; and (ii) prior to Completion, the Group. 8.2 Exceptions Clause 8.1 shall not apply in respect of any information which: (a) is now or shall hereafter come into the public domain (otherwise than as a consequence of any unauthorised disclosure by the relevant Contracting Party or any of its Authorised Persons); (b) was lawfully in the possession of the relevant Contracting Party receiving the same prior to disclosure to the relevant Contracting Party in connection with this Agreement; (c) was lawfully furnished to the relevant Contracting Party receiving the same by a third party; (d) is required to be disclosed by law or regulations or by a court of competent jurisdiction or by any governmental or regulatory authority or the rules of any relevant securities exchange(s) applicable to itself (to the extent practicable, each Contracting Party shall provide two (2) Business Days of prior written notice to the other Contracting Party) or (in the case of a Contracting Party which is a corporation) its parent company or pursuant to any litigation provided that the Contracting Party with an obligation to make the disclosure shall consult with the other Contracting Party insofar as is reasonably practicable before complying with such an obligation; (e) is disclosed to professional advisers of the disclosing Contracting Party on terms that such professional advisers accept such information under a duty of confidentiality; or

12 (f) is required to be disclosed in connection with the satisfaction of any of the conditions set out in Schedule 2. 9. MISCELLANEOUS 9.1 Entire Agreement This Agreement embodies all the terms and conditions agreed upon between the Contracting Parties as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements, letters, representations, warranties and undertakings, if any, between the Contracting Parties with respect to the subject matter hereof, whether such be written or oral. 9.2 No Reliance The Purchaser acknowledges that in entering into this Agreement, it has not relied on any representation, warranty or undertaking (except those expressly incorporated into this Agreement) made by or on behalf of the Vendor before or at the execution of this Agreement. Without prejudice to the generality of the foregoing, the Purchaser acknowledges that it has not relied upon, and will make no claim (whether in contract, tort or otherwise) hereafter in respect of, any such representation or promise or any budget, forecast or other financial projections supplied by or on behalf of the Vendor or any other information so supplied including, without limitation, any information memorandum or other information (written or oral) supplied to it by or on behalf of the Vendor or the Vendor's solicitors. The Purchaser waives all rights and remedies which, but for Clauses 9.1 and 9.2, might otherwise be available to it in respect of any such representation, warranty or undertaking. 9.3 Releases Any liability to any Contracting Party under this Agreement may in whole or in part be released, compounded or compromised, or time or indulgence given, by such Contracting Party in its absolute discretion without in any way prejudicing or affecting its rights against the other Contracting Party in respect of the same. 9.4 No Implied Waivers The failure by any Contracting Party to exercise any right (including the right of rescission) or to require performance by the other Contracting Party or to claim a breach of any term of this Agreement shall not be deemed to be a waiver of such or any other rights or remedies available to it. Completion shall not constitute a waiver by the Purchaser or the Vendor (as the case may be) of their rights in relation to any breach of any provision of this Agreement whether or not known to it at the Completion Date. 9.5 Continuing Effects of this Agreement (a) All provisions of this Agreement, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion. (b) This Clause and all the Surviving Provisions shall remain binding on the Contracting Parties notwithstanding Completion and/or any rescission or termination of this Agreement by any Contracting Party and any rights or obligations of the Contracting Parties in respect of any breach of this Agreement accruing prior to, on or as a result of such termination or rescission shall continue to subsist notwithstanding such termination or rescission. 9.6 Successors and Assigns

13 (a) This Agreement shall be binding on and shall enure for the benefit of each Contracting Party's successors and assigns. Any reference in this Agreement to any of the Contracting Parties shall be construed accordingly. (b) No Contracting Party may assign or transfer all or part of its rights or obligations under this Agreement without the prior written consent of the other Contracting Party. 9.7 Third Party Rights Save as expressly provided in this Agreement, no provision of this Agreement is enforceable by virtue of the Contracts (Rights of Third Parties) Act 2001 of Singapore by any person who is not a party to this Agreement. 9.8 Time of Essence Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Contracting Parties in accordance with this Agreement or by agreement in writing but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence. 9.9 Further assurance Each Contracting Party shall, and shall use its best endeavours to, procure that any necessary third party shall, from time to time execute such documents and do all such acts and things as the other Contracting Party may reasonably require to give effect to the sale and purchase and the transactions contemplated herein. 9.10 Costs and Expenses (a) Save as otherwise provided herein, each Contracting Party shall bear and be responsible for its professional and other costs and expenses incurred in the preparation, negotiation and execution of this Agreement and all other documents in connection with this Agreement, including all other professional and other costs and expenses incurred in relation to the performance of its obligations under this Agreement. (b) The Purchaser shall bear all stamp duty payable in connection with the purchase or sale of the Shares. 9.11 Illegality If any provision of this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, in any jurisdiction, this Agreement shall, as to such jurisdiction, continue to be valid as to its other provisions and the remainder of the affected provision; and the legality, validity and enforceability of such provision in any other jurisdiction shall be unaffected. 9.12 No Purported Variation No purported variation of this Agreement shall be effective unless made in writing, refers specifically to this Agreement and is duly executed by all the Contracting Parties. 9.13 Construction As the Contracting Parties have participated in the drafting of this Agreement, the Contracting Parties agree that any applicable rule requiring the construction of this Agreement or any provision hereof against the Contracting Party drafting this Agreement shall not apply. 9.14 Communications (a) Notices To Be In Writing

14 All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered by hand, by courier or by prepaid registered post with recorded delivery, or by electronic mail addressed to the intended recipient thereof at its address or at its email address, and marked for the attention of such person (if any), designated by it to the other Contracting Party for the purposes of this Agreement or to such other address or email address, and marked for the attention of such person, as a Contracting Party may from time to time duly notify the others in writing. (b) Contact Addresses and Numbers The initial physical and electronic mail addresses and contact person of the Contracting Parties for the purpose of this Agreement are specified below: The Vendor Address : c/o Maxeon Solar Technologies, Ltd. 8 Marina Boulevard #05-02 Marina Bay Financial Center, 018981 Singapore Attention : Dmitri Hu, Chief Financial Officer E-mail address : dienchien.hu@maxeon.com The Purchaser Address : No. 12, New Technology Industrial Park, Haitai East Road, Huayuan Industrial Zone (Outer Ring), Tianjin 300384, China Attention : Bruce Zhou, Leon Xia, Wei Ren E-mail address : zhoubin@tzeco.com; leon.xia@tcl.com; renwei@tzeco.com The Company Address : c/o Maxeon Solar Technologies, Ltd. 8 Marina Boulevard #05-02 Marina Bay Financial Center, 018981 Singapore Attention : Dmitri Hu, Chief Financial Officer E-mail address : dienchien.hu@maxeon.com (c) Deemed Delivery Date Any such notice, demand or communication shall be deemed to have been duly served: (i) in the case of delivery by hand or by courier, when delivered; (ii) in the case of electronic mail, at the time of transmission provided that the sender does not receive any indication that the electronic mail message has not been successfully transmitted to the intended recipient or has been delayed; and

15 (iii) in the case of post, on the second Business Day after the date of posting (if sent by local mail) and on the seventh Business Day after the date of posting (if sent by air mail), provided that in each case where delivery by hand, by courier or by fax occurs on a day which is not a Business Day or after 6.00 p.m. on a Business Day, service shall be deemed to occur at 9.00 a.m. on the next following Business Day and in proving service, it shall be sufficient to show that personal delivery was made or that the envelope containing such notice was properly addressed, and duly stamped and posted or that the facsimile transmission was properly addressed and despatched. 9.15 Counterparts This Agreement may be executed and delivered in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Any Contracting Party may enter into this Agreement by signing any such counterpart (which may include counterparts delivered by facsimile and/or electronic transmission, with originals to follow) and each counterpart shall be as valid and effectual as if executed as an original. 9.16 Governing Law and Jurisdiction (a) This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of Singapore. (b) Each Contracting Party agrees that any dispute arising out of or in connection with this Agreement or any document or transaction in connection with this Agreement (including any dispute or claim relating to any non-contractual obligations arising out of or in connection with this Agreement) shall be referred to and finally resolved by arbitration in Singapore to the exclusion of the ordinary courts, in accordance with the Arbitration Rules of the Singapore International Arbitration Centre ("SIAC") for the time being in force which rules are deemed to be incorporated by reference in this Clause. The place of arbitration shall be in Singapore and the language of the arbitration shall be English. The arbitration tribunal shall consist of one arbitrator to be appointed by the President of the Court of Arbitration for the time being of the SIAC. The arbitral award made and granted by the arbitrators shall be final, binding and incontestable, may be enforced by the Contracting Parties against the assets of the other Contracting Party wherever those assets are located or may be found and may be used as a basis for judgement thereon in Singapore or elsewhere. (Remainder of page intentionally left blank)

SCHEDULE 1
PARTICULARS OF THE GROUP COMPANIES

Part 1

The Company

1. SunPower Philippines Manufacturing Ltd

(1)	Registered Office	:	One Nexus Way, Camana Bay, George Town, Grand Cayman KY1-9005, Cayman Islands
(2)	Date of Incorporation	:	22 May 2003
(3)	Place of Incorporation	:	The Cayman Islands
(4)	Type of company	:	Exempted company limited by shares
(5)	Equity Capital	:	US$267,461,313.00
(6)(a)	Registered Shareholder(s) and Number of Shares (Percentage shareholding)	:	SunPower Technology Ltd. – 2000 (100%)
(7)	Directors	:	Yan Wang
(8)	Secretary	:	Intertrust Corporate Services Limited
(9)	Auditors	:	None
(10)	Financial Year	:	1 January to 31 December
(11)	Branch Office	:	100 East Main Avenue, Phase 4 Special Economic Zone, Laguna Technopark Binan Laguna 0423, Philippines

Part 2

The Subsidiaries

1. SPML Land Inc.

(1)	Registered Office	:	100 East Main Avenue, Phase 4 Special Economic Zone, Laguna Technopark Binan Laguna 0423, Philippines
(2)	Date of Incorporation	:	20 July 2006
(3)	Place of Incorporation	:	Philippines
(4)	Type of company	:	Corporation
(5)	Issued and Fully Paid-up Share Capital	:	

Type of Shares	No. of Shares	Par / Stated Value	Amount (PhP) No. of SHares X Par / Stated Value
Common "A"	72,000	1,000.00	72,000,000.00
Common "B"	108,000	200.00	21,600,000.00
		Total	93,600,000.00

(6)(a) Registered Shareholder(s) and Number of Shares (Percentage shareholding) :

No.	Name	Type	No.	Amount (PhP)	% of Ownership	Amount Paid (PhP)

16

17 1. Bank of Philippine Island Preferred “B” 107,997 21,599,400 .00 59.99% 21,599,400.0 0 2. Mario Gerado Z. Evaristo Preferred “B” 1 200.00 nil 200.00 3. Rowena S. Salvador Preferred “B” 1 200.00 Nil 200.00 4. Sherwin Nono H. Lao Preferred “B” 1 200.00 Nil 200.00 5. SunPower Philippines Manufacturing Ltd. Common “A” 71,998 71,998,000 .00 39.99% 71,998,000.0 0 6. Boris Bastien Common “A” 1 1,000.00 Nil 1,000.00 7. Ong Ling Ling Common “A” 1 1,000.00 nil 1,000.00 Total Amount of Subscribed Capital 93,600,000 .00 100% 93,600,000.0 0 (7) Directors : Mario Gerardo Z. Evaristo Rowena S. Salvador Sherwin Nino H. Lao Ong Ling Ling (8) Secretary : Ryan Archival Cedillo (9) Auditors : NA (10) Financial Year : 1 January to 31 December

18 SCHEDULE 2 CONDITIONS PRECEDENT Completion of the sale and purchase of the Sale Shares is conditional upon the following conditions being satisfied or waived in accordance with Clause 4.2. (a) TZE has obtained the necessary corporate approvals required by applicable law in accordance with the requirements for the Purchaser's purchase of the Sale Shares. (b) The approvals of the (i) board of directors; (ii) independent directors; and (iii) the audit committee of MSTL having been obtained for the Vendor's sale of the Sale Shares. (c) Any necessary consents under and amendments required to the terms of MSTL’s outstanding (i) 9.00% Convertible First Lien Senior Secured Notes due 2029 and (ii) Variable-Rate Convertible First Lien Senior Secured Notes due 2029 having been obtained or (in the case of amendments to their terms) made for the Vendor's sale of the Sale Shares and all Encumbrances on the Sale Shares (if any) having been removed or discharged by or at Completion except for the Encumbrances registered with the Chattel Mortgage Registry of the relevant Registry of Deeds in the Philippines pursuant to the (i) Philippines Security Agreement, dated October 14, 2022, between the Company and RCBC Trust Corporation, as amended and supplemented by Personal Property Security Supplement No. 1 dated April 13, 2023, Personal Property Security Supplement No. 2 dated October 11, 2023, Personal Property Security Supplement No. 3 dated April 11, 2024, the Personal Property Security Supplement No. 4 dated October 14, 2024, and the Supplemental No. 1, dated July 20, 2024; (ii) Philippines Security Agreement, dated July 20, 2024, between the Company and RCBC Trust Corporation, as amended and supplemented by Personal Property Security Supplement No. 1 dated October 14, 2024; and (ii) Philippines Junior Security Agreement, dated July 20, 2024, as amended and supplemented by Personal Property Security Supplement No. 1 dated October 14, 2024 securing the Senior Notes (collectively, the “Philippine Security Documents”). (d) All such approvals, consents, licences, permits, waivers and exemptions (collectively, "Approvals") for the sale and purchase of the Sale Shares and its Completion and the transactions contemplated under this Agreement being granted by third parties including all legislative, executive, regulatory, judicial or other authorities in Singapore, the United States of America and the Philippines or any other jurisdiction to the Purchaser and/or the Group Companies (as the case may be) and where any such Approval is subject to conditions, such conditions being acceptable to the Purchaser, and if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion, and such Approvals remaining in full force and effect. (e) The Transitional Service Agreement having been duly executed by all parties thereto and to take effect from the Completion Date (f) The Bilateral Development Services Agreement having been duly executed by all parties thereto and to take effect from the Completion Date. (g) The Procurement Agency Agreement having been duly executed by all parties thereto and to take effect from the Completion Date. (h) [Not Used.] (i) Any net intercompany balances which is owed to the Group by MSTL or any of its subsidiaries having been assigned or novated to the Vendor before Completion. (j) The approval of the board of directors of Vendor and the Company having been obtained for the release of collateral in respect of the Sale Shares.

19 (k) The Cayman law deeds of release in respect of collateral over the Sale Shares created in connection with MSTL’s outstanding (i) 9.00% Convertible First Lien Senior Secured Notes due 2029; (ii) Variable-Rate Convertible First Lien Senior Secured Notes due 2029; and (iii) Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 having been duly executed by all parties thereto. (l) The Philippines law deeds of release or release agreements in respect of collateral granted by the Company in connection with MSTL’s outstanding (i) 9.00% Convertible First Lien Senior Secured Notes due 2029; (ii) Variable-Rate Convertible First Lien Senior Secured Notes due 2029; and (iii) Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 and pursuant to the Philippine Security Documents having been duly executed by all parties thereto. (m) Supplemental Indenture No. 8 to the indenture dated August 17, 2022, relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation having been duly executed by all parties thereto. (n) Supplemental Indenture No. 1 to the indenture dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation having been duly executed by all parties thereto. (o) Supplemental Indenture No. 1 to the indenture dated June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation having been duly executed by all parties thereto. (p) The Purchaser having obtained ODI Approval for the payment of the Consideration.

20 SCHEDULE 3 COMPLETION OBLIGATIONS 1. Vendor's Obligations on Completion 1.1 On Completion, the Vendor shall deliver, and shall procure that there be delivered, to the Purchaser the following: (a) transfers in respect of the Sale Shares duly executed by the Vendor and completed in favour of the Purchaser, together with the share certificate(s) (if any) in respect thereof; (b) a certified true copy of the updated register of members of the Company reflecting the transfer of the Sale Shares to the Purchaser; (c) if so required by the Purchaser, the written resignations of all the existing directors and secretaries and any other officers of the Company from their directorships and/or offices in the Company, such resignations to take effect from and on the Completion Date; (d) certified extract of the resolutions of the Company's board of directors: (i) approving the transfer of the Sale Shares to the Purchaser and the issuance of a new share certificate to the Purchaser; (ii) if so required by the Purchaser, accepting the resignation of all the existing directors of the Company and approving the appointment of such number of persons as the Purchaser may nominate and notify in writing to the Vendor not less than seven (7) Business Days before the Completion Date as directors of the Company with effect from and including the Completion Date; (iii) if so required by the Purchaser, approving the resignation of the existing secretaries and any other officers of the Company and approving such person(s) as the Purchaser may nominate and notify in writing to the Vendor not less than seven (7) Business Days before the Completion Date as the secretary(ies) or other officer(s) of the Company with effect from and including the Completion Date; (iv) approving the cancellation of the share certificate(s) (if any) in respect of the Sale Shares issued in the name of the Vendor and the issuance of the new share certificate representing the Sale Shares under the name of the Purchaser, and authorising the Company's directors to sign the new share certificate in respect of the Sale Shares, and to update the shareholders' register of the Company to reflect the ownership of the Sale Shares by the Purchaser; (v) if so required by the Purchaser, revoking the existing authorities to bankers in respect of the operation of the Company's bank accounts and giving authority in favour of such persons as the Purchaser may nominate and notify in writing to the Vendor not less than seven (7) Business Days before the Completion Date to operate such accounts; and (vi) approving and authorising the Company's execution of and entry into (1) this Agreement; (2) Transitional Service Agreement; and (3) Bilateral Development Services Agreement (in each case, only to the extent that the Company is a party to such agreement). (e) the certificate of incorporation, common seal, statutory registers and minute books of the Company and Subsidiaries and documents of title of the Company to the shares of the Subsidiaries, which shall be deemed delivered if left at the registered office of the Company or Subsidiaries or that of its corporate secretarial services provider;

21 (f) the financial, accounting and books of account of the Company which are in the Vendor's possession, which shall be deemed delivered if left at the registered office of the Company or that of its corporate secretarial services provider; (g) a copy of the board resolutions of the Vendor approving the sale of the Sale Shares and the execution of this Agreement; (h) a copy of the board resolutions of MSTL approving the sale of the Sale Shares, the Transitional Service Agreement, Bilateral Development Services Agreement and Procurement Agency Agreement (in each case, only to the extent that MSTL is a party to such agreement); and (i) [Not Used.] (j) to the extent not previously delivered, the Vendor's (or it's Affiliate's) duly executed counterparts to the Bilateral Development Services Agreement, the Transitional Services Agreement and the Procurement Agency Agreement. All documents mentioned in (a), (c), (d), (g) to (j) are herein collectively referred to as “Vendor Closing Deliverables”. 2. Purchaser's Obligations on Completion 2.1 On Completion, the Purchaser shall deliver and shall procure that there be delivered to the Vendor: (a) copies of the corporate approvals required by applicable law of the Purchaser: (i) approving the acquisition of the Sale Shares; and (ii) authorising the execution and delivery by any director of the Purchaser of this Agreement, the Transitional Service Agreement, Bilateral Development Services Agreement, and Procurement Agency Agreement (in each case, only to the extent that the Purchaser is a party to such agreement) and all other documents and agreements ancillary or pursuant to or in connection with the purchase of the Sale Shares; (b) a copy of the corporate approvals required by applicable law of TZE approving the acquisition of the Sale Shares and authorising the execution and delivery by any director of the TZE of the Transitional Service Agreement, Bilateral Development Services Agreement and Procurement Agency Agreement (in each case, only to the extent that TZE is a party to such agreement); (c) to the extent not previously delivered, the Purchaser's or its relevant Affiliate's duly executed counterpart to the Bilateral Development Services Agreement, the Transitional Services Agreement and the Procurement Agency Agreement; and (d) payment, and evidence of payment, of the Balance Payment in accordance with Schedule 7. All documents mentioned in the above (a) to (c) are herein collectively referred to as “Purchaser Closing Deliverables”.

22 SCHEDULE 4 VENDOR WARRANTIES [*****]

23 SCHEDULE 5 PURCHASER WARRANTIES [*****]

24 SCHEDULE 6 LIMITATION OF THE VENDOR'S LIABILITIES [*****]

25 SCHEDULE 7 SEQUENCE OF PAYMENTS [*****]

Execution page to Sale and Purchase Agreement IN WITNESS WHEREOF this Agreement has been entered into by the Contracting Parties on the date stated at the beginning. THE VENDOR SIGNED by Name Designation Signature for and on behalf of SUNPOWER TECHNOLOGY LTD in the presence of: Signature of Witness Name of Witness: Address: GUO AIPING AUTHORISED SIGNATORY /s/ Guo Aiping /s/ Choy Su-Lynn Choy Su-Lynn 38 Orange Grove Road The Orange Grove #11-06 Singapore 258364

Execution page to Sale and Purchase Agreement THE PURCHASER SIGNED by Name Designation Signature for and on behalf of LUMETECH PTE. LTD. in the presence of: Signature of Witness Name of Witness: Address: ZHOU BIN Director /s/ Zhou Bin /s/ Zhihang Geng Zhihang Geng Anning Li Lan Zhou St. Tianjin China

Execution page to Sale and Purchase Agreement THE COMPANY SIGNED by Name Designation Signature for and on behalf of SUNPOWER PHILIPPINES MANUFACTURING LTD in the presence of: Signature of Witness Name of Witness: Address: WANG YAN Director /s/ Wang Yan /s/ Zhihang Geng Zhihang Geng Anning Li, Lanzhou St. Tianjin China